Mail Stop 3561

April 15, 2008

Steven L. Spinner
Chief Executive Officer and President
Performance Food Group Company
12500 West Creek Parkway
Richmond, VA 23238

> **Re: Performance Food Group Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2008**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2007**
> **File No. 0-22192**

Dear Mr. Spinner:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director